1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com _____________________ Corey F. Rose corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

February 8, 2017
VIA ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GUGGENHEIM FUNDS TRUST, FILE NOS. 002-19458/ 811-01136
Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Guggenheim Funds Trust (the “Company”) respectfully requests that the following Post-Effective Amendment to the Company’s Registration Statement on Form N-1A (the “Amendment”) be withdrawn, effective immediately:

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
214	2/6/17	485APOS	0001628280-17-000921

The Amendment was intended to update the Company’s Registration Statement on Form N-1A, but as a result of a clerical error contained an incorrect effective date on its facing page. No securities were sold in connection with the Amendment and the Company will file a subsequent 485APOS with the correct effective date.

Please contact me at (202) 261-3314 or Julien Bourgeois at (202) 261-3451 with any comments or questions.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

cc: Julien Bourgeois
Michael Megaris